Company – Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION



04024137

19 December 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 0 5 2004
WASH. D.C. 181 SECTION

Attention: Filing Clerk

Dear Sir

Re: **Company:**   **Lend Lease Corporation Limited**
         File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
16 December 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
17 December 2003	Announcement to Australian Stock Exchange Notification of Share Cancellation
18 December 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
19 December 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

Yours faithfully

PROCESSED
APR 09 2004
THOMSON
FINANCIAL

S. Sharpe

S J SHARPE
Company Secretary



Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

16 December 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager   The Manager
Companies Section   Companies Section
Australian Stock Exchange Limited (Sydney)   New Zealand Exchange Limited

By electronic lodgement   By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
**   Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Monday 15 December
2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary



Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,380,420	145,900
4	Total consideration paid or payable for the shares	$305,519,775	$1,479,655

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day

5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.18 lowest price paid: $10.01 highest price allowed under rule 7.33: $10.6407

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	11,926,500

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: *S. Sharpe* ....   Date: 16/12/03
            (~~Director~~/Company secretary)

Print name: S J Sharpe



Lend Lease
CORPORATION

..mpany - Lend Lease Corporation Limited
File No 82-3498

17 December 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement
         Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Tuesday 16 December 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,526,320	81,000
4	Total consideration paid or payable for the shares	$306,999,430	$813,240

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day

5 If buy-back is an on-market buy-back

Before previous day	Previous day
highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.13 lowest price paid: $9.96 highest price allowed under rule 7.33: $10.5672

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

11,845,500

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ......S....... Sharpe........... Date: 17/12/03
(Director/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.



18 December 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 17
December 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,607,320	556,869
4	Total consideration paid or payable for the shares	$307,812,670	$5,507,555

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $9.95 lowest price paid: $9.78 highest price allowed under rule 7.33: $10.5315

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	11,288,631

Compliance statement

1.   The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: *S. Sharpe*   Date: 18/12/03
(Director/Company secretary)

Print name: S J Sharpe



Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

19 December 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager   The Manager
Companies Section   Companies Section
Australian Stock Exchange Limited (Sydney)   New Zealand Exchange Limited

By electronic lodgement   By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement
         Appendix 3E – Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Thursday 18 December 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	32,164,189	716,231
4	Total consideration paid or payable for the shares	$313,320,225	$6,967,249

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

Before previous day	Previous day

5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $9.77 lowest price paid: $9.64 highest price allowed under rule 7.33: $10.4811

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

10,572,400

Compliance statement

1.   The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2.   There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..S. Sharpe..............   Date: 19/12/03
(Director/Company secretary)

Print name: S J Sharpe